SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Fixed Rate Series XII Notes in a principal amount of UVA 53,784,674.00, due 2022.

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on September 30, 2021, will start the payment of the first installment of interests related to its Series XII Notes issued on March 31, 2021.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	September 30,2021
Number of service to be paid:	First installment of interests.
Period comprised by the payment:	March 31, 2021 / September 30, 2021
Concept of payment:	Interests (100%).
Payment Currency:	ARS (Argentine Pesos) at UVA exchange rate.
Capital Outstanding:	UVA 53,784,674.00
Annual Nominal Interest:	4.00%
UVAs being paid:	UVA 1,078,640.59
Applicable UVA exchange rate:	88.62
Amount of interest being paid:	ARS 95,589,128.68

Interests will be paid to the people at whose name the Notes were registered as of September 29, 2021 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

September 23, 2021	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets